Todo Verde LLC (the "Company") a Delaware Corporation

Financial Statements

For the fiscal years ended December 31, 2024 and December 31, 2025

Unaudited

Todo Verde

Balance Sheet

As of Dec 31, 2024

	TOTAL
Assets	
Current Assets	
Bank Accounts	
Cash on hand	2,693.67
SCE Grant - #0073	10,000.44
SCE INCOME - #0071	3,824.81
SCE OPEX - #0070	1,555.85
SCE OWNER'S COMP	0.96
SCE PPP	1,500.00
SCE PROFIT - #0000	5.10
SCE TAXES - #0072	81.61
Total for Bank Accounts	**$19,662.44**
Accounts Receivable	
Accounts Receivable (A/R)	52,661.50
Total for Accounts Receivable	**$52,661.50**
Other Current Assets	
Bank Transfer	0.00
Inventory Asset	0.00
Payroll Refunds	0.00
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total for Other Current Assets	**$0.00**
Total for Current Assets	**$72,323.94**
Total for Assets	**$72,323.94**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Credit Cards	
AMEX #901000 - Products	8,141.56
Business AMEX #1008	18.46
Loan to shareholder - AMEX	0.00
Simply Cash Business Card	0.00

Todo Verde

Balance Sheet

As of Dec 31, 2024

	TOTAL
Total for Credit Cards	**$8,160.02**
Other Current Liabilities	
Amex Loan Payable	20,982.00
Direct Deposit Payable	0.00
Gift Card Liabilities	0.00
Loan from shareholder	0.00
Los Angeles City Payable	0.00
Out Of Scope Agency Payable	0.00
Payroll Liabilities	$0.00
CA PIT / SDI	0.00
CA SUI / ETT	0.00
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
Total for Payroll Liabilities	**$0.00**
Sales Tax Payable	0.00
Square Tips	0.00
State of California Payable	0.00
Unassigned Tax Agency for Apps Payable	0.00
Total for Other Current Liabilities	**$20,982.00**
Total for Current Liabilities	**$29,142.02**
Long-term Liabilities	
EIDL	0.00
Family Loan	0.00
Loan payable - TMC Community	35,012.29
PPP	0.00
Total for Long-term Liabilities	**$35,012.29**
Total for Liabilities	**$64,154.31**
Equity	
Additional Paid-in Capital	8,371.28
Distribution	-1,125.00
Opening Balance Equity	0.00
Owners Draw	0.00
Paid-In Capital or Surplus	0.00
Retained Earnings	-47,355.17
Net Income	48,278.52
Total for Equity	**$8,169.63**
Total for Liabilities and Equity	**$72,323.94**

Profit and Loss

Todo Verde

January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
Sales	$58,587.57
Catering	629.00
Consulting	22,283.00
Content Creation	12,800.00
Cooking Class/Food Demonstration	18,560.00
Shopify Sales	7,907.49
Speaking Engagement	1,800.00
Vending	224.59
Total for Sales	**$122,791.65**
Sales of Product Income	55,442.57
Total for Income	**$178,234.22**
Cost of Sales	
Cost of Goods Sold	35,067.93
Ingredients	7,941.13
Purchases - COS	6,500.00
Total for Cost of Sales	**$49,509.06**
Gross Profit	**$128,725.16**
Expenses	
Advertising	11,149.48
Automobile Expense	1,515.04
Bank Charges	0.00
Consulting & Accounting	7,520.00
Dues & Subscriptions	706.53
Education	3,100.00
Insurance	1,854.92
Interest Expense	8,040.32
Legal & Professional Fees	4,330.00
Meals and Entertainment	1,608.52
Merchant Account Fees	2,168.37
Office Expenses	13,610.24
Outside Labor	2,950.00
Payroll Expenses	
Taxes	1,049.75
Wages	7,500.00
Total for Payroll Expenses	**$8,549.75**
Postage	445.75
QuickBooks Payments Fees	204.52
Reimbursements	0.00
Sales Tax	85.00
SEP Contributions	1,875.00

Profit and Loss

Todo Verde

January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Shipping and delivery expense	32.45
Supplies	4,095.60
Taxes	800.00
Trade Shows	6,198.25
Travel	9,607.68
Total for Expenses	**$90,447.42**
Net Operating Income	**$38,277.74**
Other Income	
Grant Income	10,000.00
Interest Earned	0.78
Total for Other Income	**$10,000.78**
Net Other Income	**$10,000.78**
Net Income	**$48,278.52**

Income Statement (Profit and Loss)

Todo Verde LLC
For the year ended December 31, 2025
Cash Basis

	2025
Income	
Sales of Product Income	36,486.17
Sales:Content Creation	1,000.00
Sales:Cooking Class/Food Demonstration	7,000.00
Sales:Online Cooking Classes	750.00
Sales:Shopify Sales	2,384.24
Sales:Speaking Engagement	6,000.00
Total Income	**53,620.41**
Cost of Goods Sold	
Cost of Goods Sold	2,224.51
Ingredients	31,047.78
Supplies & Materials - COGS	5,752.70
Total Cost of Goods Sold	**39,024.99**
Gross Profit	**14,595.42**
Operating Expenses	
Advertising & Promotion Expenses	43,991.86
Automobile Expense	187.68
Bank Charges	119.52
Business License & Fees	20.00
Commissions & fees	1,200.00
Computer and Software Expense	1,464.56
Consulting & Accounting	4,560.00
Contract Labor	385.95
Donation	2,687.00
Dues & Subscriptions	2,577.49
Insurance	2,502.92
Interest Expense	10,177.08
Legal & Professional Fees	7,735.00

	2025
Meals and Entertainment	758.03
Merchant / Credit Card Fees	125.96
Office Expenses	9,839.67
Outside Labor	4,636.49
Parking	380.04
Postage & Delivery	3,865.60
Printing	261.56
Sales Tax	543.00
SEP Contributions	750.00
Supplies	6,676.79
Taxes	989.42
Taxes - Payroll - Taxes Expense	63.00
Trade Shows	1,538.00
Travel	2,390.32
Total Operating Expenses	**110,426.94**
Operating Income	**(95,831.52)**
Other Income / (Expense)	
Grant Income	36,950.00
Other Income - Retirement Reimbursement	1,087.85
Other Income: Interest Income	0.36
Other Income: Rewards from Credit Cards	912.57
Total Other Income / (Expense)	**38,950.78**
Net Income	**(56,880.74)**

Todo Verde

Statement of Cash Flows

January 1-December 31, 2024

ACCOUNT NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	48,278.52
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-39,355.50
AMEX #901000 - Products	8,141.56
Amex Loan Payable	2,773.68
Bank Transfer	0.00
Business AMEX #1008	-14,826.06
Direct Deposit Payable	0.00
Loan from shareholder	0.00
Los Angeles City Payable	0.00
Out Of Scope Agency Payable	0.00
Payroll Liabilities	0.00
Payroll Liabilities:CA PIT / SDI	0.00
Payroll Liabilities:CA SUI / ETT	0.00
Payroll Liabilities:Federal Taxes (941/944)	0.00
Payroll Liabilities:Federal Unemployment (940)	0.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$43,266.32**
Net cash provided by operating activities	**$5,012.20**
FINANCING ACTIVITIES	
Additional Paid-in Capital	-1,600.00
Distribution	-1,125.00
Loan payable - TMC Community	-8,865.82
Retained Earnings	112.17
Net cash provided by financing activities	**-$11,478.65**
NET CASH INCREASE FOR PERIOD	**-$6,466.45**
Cash at beginning of period	**$26,128.89**
CASH AT END OF PERIOD	**$19,662.44**

Business Cash Flow Summary

Todo Verde LLC
For the year ended December 31, 2025

	2025
Operating Activities	
Receipts from customers	53,077.41
Payments to suppliers and employees	(146,268.96)
Cash receipts from other operating activities	38,980.78
Net Cash Flows from Operating Activities	**(54,210.77)**
Financing Activities	
Other cash items from financing activities	56,020.33
Net Cash Flows from Financing Activities	**56,020.33**
Net Cash Flows	**1,809.56**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	10,937.75
Net cash flows	1,809.56
Cash and cash equivalents at end of period	12,747.31
Net change in cash for period	**1,809.56**

Todo Verde LLC.
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended Dec, 2024	Year Ended Dec, 2025
Opening Balance	-$38,983.89	-$46,605.99
Net profit/loss	$48,278.52	-$56,880.74
Stock Issued	$0.00	$7,630.09
Preferred Stock Issued	$0.00	$0.00
Ending Balance	$8,169.63	-$81,188.29

Unaudited

Todo Verde LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2025
$USD

1. ORGANIZATION AND PURPOSE

Todo Verde LLC. (the "Company") is a corporation organized on September 25, 2023 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.